Exhibit 99.1

Sunlands Technology Group Announces Unaudited Second Quarter 2019

Financial Results

Net revenues increased by 14.7% year-over-year

Gross billings (non-GAAP) decreased by 43.1% year-over-year

New student enrollments1 decreased by 44.0% year-over-year

BEIJING, August 23, 2019 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the second quarter and the first six months ended June 30, 2019.

Second Quarter 2019 Financial and Operational Highlights

•	Net revenues were RMB552.7 million (US$80.5 million), representing a 14.7% increase year-over-year.

•	Gross billings (non-GAAP) were RMB438.2 million (US$63.8 million), representing a 43.1% decrease year-over-year.

•	Gross profit was RMB457.0 million (US$66.6 million), representing a 16.2% increase year-over-year.

•	Net loss was RMB12.9 million (US$1.9 million), representing a 95.3% decrease year-over-year. Net loss margin, defined as net loss as a percentage of net revenues, decreased to 2.3% from 56.4% in the second quarter of 2018.

•	New student enrollments were 74,958, representing a 44.0% decrease year-over-year.

•	As of June 30, 2019, the Company’s deferred revenue balance was RMB3,227.9 million (US$470.2 million).

“During the second quarter, we continued to focus on student acquisitions through diversified channels, which broadly included our recently launched mobile applications, our upgraded trial

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with the Company).

programs, our unique learning community where students, teachers and mentors interact with one another, and expanded offering of master’s-oriented products and professional certificate courses. Through these initiatives, we are building a solid and multi-faceted foundation to reach a high-quality customer base and attract more students to our online platform,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “While we believe these initiatives will benefit our gross billings and new student enrollment growth in the long run, we are also aware of the impact of China’s slowing macroeconomy and the challenges and uncertainties facing the industry where we operate, particularly those relating to student acquisition costs. To address these challenges, we have adopted a more prudent marketing strategy, with a view to investing marketing dollars more effectively while maintaining risks at acceptable levels. As a result of our disciplined spending, our net loss during the quarter narrowed significantly to RMB12.9 million, decreasing by 95.3% from RMB271.8 million for the same period in 2018.

“We continue to seek balanced growth as we execute our five-pronged expansion and retention plan for 2019, as announced in the last quarter. With our industry-leading technology, high-quality educational content and one-to-many business model, we are confident in our ability to continue to grow as the leader in China’s online post-secondary and professional education industry.” Mr. Liu concluded.

Mr. Steven Yipeng Li, Chief Financial Officer of Sunlands, said, "In the second quarter, our net revenues increased by 14.7% year-over-year, which is in line with our guidance. Our gross billings and new student enrollment declined by 43.1% and 44.0%, respectively, year-over-year, primarily due to the slowing macroeconomy and the short-term impact of our adjustment of marketing campaigns in view of uncertainties in student acquisition costs. We responded to the macroeconomic headwinds by reducing our sales and marketing expenses, and as a result our second quarter net loss narrowed significantly to RMB12.9 million from RMB112.9 million in first quarter of 2019 and RMB271.8 million in the second quarter of last year. We are confident that with our steady and focused execution of our five-pronged strategy to expansion and retention, we will improve average gross billings, conversion rates and sales efficiency over the long term.”

Financial Results for the Second Quarter of 2019

Net Revenues

In the second quarter of 2019, net revenues increased by 14.7% to RMB552.7 million (US$80.5 million) from RMB481.8 million in the second quarter of 2018. The increase was mainly driven by the growth in the number of students2 in the second quarter of 2019 compared with the second quarter of 2018, mainly driven by new student enrollments increase over the past years.

Cost of Revenues

Cost of revenues increased by 8.1% to RMB95.7 million (US$13.9 million) in the second quarter of 2019 from RMB88.5 million in the second quarter of 2018, which was primarily due to an increase in insurance premiums related to online education services with insurance coverage since late in 2018.

Gross Profit

Gross profit increased by 16.2% to RMB457.0 million (US$66.6 million) from RMB393.3 million in the second quarter of 2018.

Operating Expenses

In the second quarter of 2019, operating expenses were RMB498.7 million (US$72.6 million), representing a 27.5% decrease from RMB688.3 million in the second quarter of 2018.

Sales and marketing expenses decreased by 33.0% to RMB389.7 million (US$56.8 million) in the second quarter of 2019 from RMB581.7 million in the second quarter of 2018. The decrease was mainly due to reduced marketing spending, reflective of disciplined, prudent cost management, and the decrease in the expense of sales and marketing personnel.

General and administrative expenses decreased by 7.9% to RMB84.9 million (US$12.4 million) in the second quarter of 2019 from RMB92.2 million in the second quarter of 2018. The decrease was mainly due to the decrease in office expenses and professional service fees.

Product development expenses increased by 68.1% to RMB24.0 million (US$3.5 million) in the second quarter of 2019 from RMB14.3 million in the second quarter of 2018. The increase was primarily due to an increase in the number of employees and compensation paid to Sunlands’ product and technology development personnel during the quarter.

2Number of students for a given period refers to the total number of orders placed by students which remain in their respective service periods.

Net Loss

Net loss for the second quarter of 2019 was RMB12.9 million (US$1.9 million), compared with RMB271.8 million in the second quarter of 2018.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB1.87 (US$0.27) in the second quarter of 2019.

Cash and Cash Equivalents and Short-term Investments

As of June 30, 2019, the Company had RMB1,527.7 million (US$222.5 million) of cash and cash equivalents and RMB269.9 million (US$39.3 million) of short-term investments, compared with RMB1,248.8 million of cash and cash equivalents and RMB1,028.6 million of short-term investments as of December 31, 2018.

Deferred Revenue

As of June 30, 2019, the Company had a deferred revenue balance of RMB3,227.9 million (US$470.2 million), compared with RMB3,286.0 million as of December 31, 2018.

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB2.2 million (US$0.3 million) in the second quarter of 2019, compared with RMB97.3 million in the second quarter of 2018.

Financial Results for the First Six Months of 2019

Net Revenues

In the first six months of 2019, net revenues increased by 25.8% to RMB1,116.9 million (US$162.7 million) from RMB888.2 million in the first six months of 2018.

Cost of Revenues

Cost of revenues increased by 13.8% to RMB181.2 million (US$26.4 million) in the first six months of 2019 from RMB159.2 million in the first six months of 2018.

Gross Profit

Gross profit increased by 28.4% to RMB935.8 million (US$136.3 million) from RMB729.0 million in the first six months of 2018.

Operating Expenses

In the first six months of 2019, operating expenses were RMB1,111.4 million (US$161.9 million), representing a 12.9% decrease from RMB1,276.5 million in the first six months of 2018.

Sales and marketing expenses decreased by 17.9% to RMB887.0 million (US$129.2 million) in the first six months of 2019 from RMB1,080.7 million in the first six months of 2018.

General and administrative expenses increased by 2.0% to RMB173.4 million (US$25.3 million) in the first six months of 2019 from RMB169.9 million in the first six months of 2018.

Product development expenses increased by 97.0% to RMB51.0 million (US$7.4 million) in the first six months of 2019 from RMB25.9 million in the first six months of 2018.

Net Loss

Net loss for the first six months of 2019 was RMB125.8 million (US$18.3 million), compared with RMB517.0 million in the first six months of 2018.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB18.38 (US$2.68) in the first six months of 2019, compared with RMB91.06 in the first six months of 2018.

Capital Expenditures

Capital expenditures were incurred primarily in connection with purchases of buildings and IT infrastructure equipment necessary to support Sunlands’ operations. Capital expenditures were RMB3.3 million (US$0.5 million) in the first six months of 2019, compared with RMB245.0 million in the first six months of 2018.

Outlook

For the third quarter of 2019, Sunlands currently expects net revenues to be between RMB510 million to RMB530 million, which would represent a decrease of 1.4% to an increase of 2.5% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate for June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2019, or at any other rate.

Conference Call and Webcast

Sunlands' management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on August 23, 2019, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272

US toll free:	+1-888-346-8982

Canada toll free:	+1-855-669-9657

Mainland China toll free:	400-120-1203

Hong Kong toll free:	800-905-945

Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until August 30, 2019.

International:	+1-412-317-0088

US toll free:	+1-877-344-7529

Canada toll free:	855-669-9658

Replay access code:	10134317

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S.

Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,248,810	1,527,738	222,540
Short-term investments	1,028,564	269,942	39,321
Prepaid expenses and other current assets	124,908	178,571	26,013
Deferred costs, current	180,657	223,342	32,533
Total current assets	2,582,939	2,199,593	320,407
Non-current assets
Property and equipment, net	559,511	544,996	79,388
Intangible assets, net	1,369	977	142
Right-of-use assets	-	519,672	75,699
Deferred costs, non-current	146,610	162,907	23,730
Long-term investments	30,009	31,602	4,603
Other non-current assets	418,700	442,707	64,488
Total non-current assets	1,156,199	1,702,861	248,050
TOTAL ASSETS	3,739,138	3,902,454	568,457

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB241,204 and RMB169,014 as of
December 31, 2018 and June 30, 2019, respectively)	455,284	285,543	41,594
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs consolidated revenue,VIE without recourse without recourse to Sunlands Technology Group of RMB1,765,085 and
RMB1,748,309 as of December 31, 2018 and June 30, 2019, respectively)	1,765,085	1,748,309	254,670
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and
RMB22,903 as of December 31, 2018 and June 30, 2019, respectively)	-	36,931	5,380
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2018, and June 30, 2019, respectively)	61,540	61,540	8,964
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December
31, 2018 and June 30, 2019, respectively)	32,500	32,500	4,734
Total current liabilities	2,314,409	2,164,823	315,342

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB1,520,940 and RMB1,479,640 as of December 31, 2018 and June 30,
2019, respectively)	1,520,940	1,479,640	215,534
Lease liabilities, non-current(including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and RMB384,425 as of December 31, 2018 and June 30,
2019, respectively)	-	527,471	76,835
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of
December 31, 2018 and June 30, 2019, respectively)	17,147	13,113	1,910
Long-term debt, non-current (including long-term debt, non-current of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and nil as of
December 31, 2018 and June 30, 2019, respectively)	225,625	209,375	30,499
Total non-current liabilities	1,763,712	2,229,599	324,778
TOTAL LIABILITIES	4,078,121	4,394,422	640,120

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,818,383 and 1,818,383 shares issued as of December 31, 2018 and June 30, 2019, respectively; 1,773,301 and 1,732,081 shares
outstanding as of December 31, 2018 and June 30, 2019, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2018 and June 30, 2019, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,265,286 and 4,265,286 shares issued and outstanding
as of December 31, 2018 and June 30, 2019, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,391,822	2,367,189	344,820
Accumulated deficit	(2,849,770)	(2,975,503)	(433,431)
Accumulated other comprehensive income	118,827	116,290	16,940
Total Sunlands Technology Group shareholders’ deficit	(339,119)	(492,022)	(71,671)
Noncontrolling interest	136	54	8
TOTAL SHAREHOLDERS’ DEFICIT	(338,983)	(491,968)	(71,663)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,739,138	3,902,454	568,457

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2018	2019
	RMB	RMB	US$
Net revenues	481,798	552,690	80,508
Cost of revenues	(88,508)	(95,677)	(13,937)
Gross profit	393,290	457,013	66,571

Operating expenses
Sales and marketing expenses	(581,722)	(389,678)	(56,763)
Product development expenses	(14,307)	(24,045)	(3,503)
General and administrative expenses	(92,248)	(84,947)	(12,374)
Total operating expenses	(688,277)	(498,670)	(72,640)
Loss from operations	(294,987)	(41,657)	(6,069)
Interest income	16,446	24,635	3,589
Interest expense	-	(3,654)	(532)
Other income, net	7,199	8,981	1,308
Loss before income tax expenses	(271,342)	(11,695)	(1,704)
Income tax expenses	-	-	-
Loss from equity method investments	(441)	(1,190)	(173)
Net loss	(271,783)	(12,885)	(1,877)

Less: Net income/(loss) attributable to noncontrolling interest	254	(92)	(13)

Net loss attributable to Sunlands Technology Group	(272,037)	(12,793)	(1,864)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(39.37)	(1.87)	(0.27)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,910,058	6,831,112	6,831,112

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	For the Three Months Ended June 30,
	2018	2019
	RMB	RMB	US$
Net loss	(271,783)	(12,885)	(1,877)
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	84,377	33,868	4,933
Total comprehensive (loss)/income	(187,406)	20,983	3,056
Less: comprehensive income/(loss) attributable to noncontrolling
interest	254	(92)	(13)
Comprehensive (loss)/income attributable to Sunlands Technology
Group	(187,660)	21,075	3,069

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2018	2019
	RMB	RMB
Net revenues	481,798	552,690
Less: other revenues	(2,722)	(228)
Add: tax and surcharges	16,160	29,923
Add: ending deferred revenue	2,893,506	3,227,949
Less: beginning deferred revenue	(2,619,134)	(3,372,174)
Gross billings (non-GAAP)	769,608	438,160

Net loss	(271,783)	(12,885)
Add: income tax expenses	-	-
depreciation and amortization	6,585	9,176
interest expense	-	3,654
Less: interest income	(16,446)	(24,635)
EBITDA (non-GAAP)	(281,644)	(24,690)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB	US$
Net revenues	888,171	1,116,905	162,696
Cost of revenues	(159,208)	(181,150)	(26,387)
Gross profit	728,963	935,755	136,309

Operating expenses
Sales and marketing expenses	(1,080,698)	(887,012)	(129,208)
Product development expenses	(25,893)	(51,002)	(7,429)
General and administrative expenses	(169,945)	(173,384)	(25,256)
Total operating expenses	(1,276,536)	(1,111,398)	(161,893)
Loss from operations	(547,573)	(175,643)	(25,584)
Interest income	23,290	48,944	7,129
Interest expense	-	(7,385)	(1,076)
Other income, net	8,541	9,279	1,352
Loss before income tax expenses	(515,742)	(124,805)	(18,179)
Income tax expenses	-	-	-
Loss from equity method investments	(1,277)	(1,010)	(147)
Net loss	(517,019)	(125,815)	(18,326)

Less: Net income/(loss) attributable to noncontrolling interest	555	(82)	(12)

Net loss attributable to Sunlands Technology Group	(517,574)	(125,733)	(18,314)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(91.06)	(18.38)	(2.68)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	5,683,699	6,842,421	6,842,421

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB	US$
Net loss	(517,019)	(125,815)	(18,326)
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	67,426	(2,537)	(370)
Total comprehensive loss	(449,593)	(128,352)	(18,696)
Less: comprehensive income/(loss) attributable to noncontrolling
interest	555	(82)	(12)
Comprehensive loss attributable to Sunlands Technology
Group	(450,148)	(128,270)	(18,684)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB
Net revenues	888,171	1,116,905
Less: other revenues	(4,392)	(9,614)
Add: tax and surcharges	31,951	52,819
Add: ending deferred revenue	2,893,506	3,227,949
Less: beginning deferred revenue	(2,110,428)	(3,286,025))
Gross billings (non-GAAP)	1,698,808	1,102,034

Net loss	(517,019)	(125,815)
Add: income tax expenses	-	-
depreciation and amortization	11,272	18,438
interest expense	-	7,385
Less: interest income	(23,290)	(48,944)
EBITDA (non-GAAP)	(529,037)	(148,936)